UNITEDS1
SECURITIES AND EXCH.
Washington, D


09059608

OMB APPROVAL

B Number: 3235-0123
,lres: February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- $0\delta o \int$

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ O1-O1-O8 _____ AND ENDING _____ 12-31-08 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Polynous Securities LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

880 Franklin Street, Suite 705

(No. and Street)

San Francisco   CA   94102

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Klenck   415-217-3736

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daovo Zydel & Holland

(Name – if individual, state last, first, middle name)

135 Main Street, 9th Floor, San Francisco, CA   94105

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

SEC Mail Processing
Section

☒ Certified Public Accountant
☐ Public Accountant

MAR 09 2009

☐ Accountant not resident in United States or any of its possessions.

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Kevin L. Klenck_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Polyneus Securities LLC , as
of _12-31_ , 20 _08_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Manager
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POLYNOUS SECURITIES, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

December 31, 2008

CONTENTS



INDEPENDENT AUDITORS' REPORT

The Management
Polynous Securities, LLC

We have audited the accompanying statement of financial condition of Polynous Securities, LLC as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Polynous Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daoro Zydel & Holland LLP

San Francisco, California
February 24, 2009

Polynous Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash	$	47,440
	$	47,440

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Taxes payable	$	800
		800
MEMBERS' EQUITY		46,640
	$	47,440

The accompanying notes are an integral part of this statement.

Polynous Securities, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2008

REVENUES	
Sponsor fee	$ 5,620
Interest income	104
Loss on sale of marketable securities	(12,309)
	(6,585)
OPERATING EXPENSES	
Broker registration fees	180
Professional fees	7,000
Other expenses	800
	7,980
Net loss	$ (14,565)

The accompanying notes are an integral part of this statement.

Polynous Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2008

	Members' Equity
Balance at beginning of year	$ 61,205
Net loss	(14,565)
Balance at end of year	$ 46,640

The accompanying notes are an integral part of this statement.

Polynous Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2008

Cash flows from (to) operating activities:	
Net loss	$ (14,565)
Adjustments to reconcile net loss to net cash used in operating activities:	
Loss on sale of marketable securities	12,309
Changes in operating assets and liabilities:	
Payable to brokers and dealers	(8,714)
Net cash used in operating activities	(10,970)
Cash flows from (to) investing activities:	
Sale of marketable securities	19,500
Net cash provided by investing activities	19,500
NET INCREASE IN CASH	8,530
Cash - beginning of year	38,910
Cash - end of year	$ 47,440

The accompanying notes are an integral part of this statement.

7

Polynous Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

1. Description of business

Polynous Securities, LLC (The Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), which was formerly the National Association of Securities Dealers (NASD). The Company was formed as a California Limited Liability Company on December 22, 1997 and shall continue until December 31, 2037 unless extended or earlier dissolved. In accordance with the Limited Liability Act, no member shall be personally liable for any liability of the Company.

2. Accounting method

The Company maintains its records on the accrual basis of accounting. The Company operates under a "fully-disclosed" basis, whereby customers' money and security transactions are transacted and recorded by another brokerage house. Therefore, the computation pursuant to Rule 15c3-3 is not required.

3. Cash and cash equivalents

The Company has a money market account and a checking account at one bank located in San Francisco, California. The checking account is insured by The Federal Deposit Insurance Corporation (FDIC). The FDIC insures qualifying bank account balances up to $100,000. On October 3, 2008, FDIC deposit insurance temporarily increased from $100,000 to $250,000 per depositor through December 31, 2009. The money market account is not insured by the FDIC.

For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

4. Use of estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Polynous Securities, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2008

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Income taxes

No provision is made in the accompanying financial statements for liabilities for federal, state, or local income taxes as such liabilities are the responsibility of the Company's members.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The computation of net capital and required net capital (6 2/3% of aggregate indebtedness or $25,000 whichever is greater) amounted to $46,640 and $25,000, respectively, at December 31, 2008.

SUPPLEMENTAL INFORMATION

Schedule I

Polynous Securities, LLC

As of December 31, 2008

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

Net Capital
Total members' equity qualified for net capital	$ 46,640
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	46,640

Aggregate indebtedness
Other accounts payable and accrued expenses	800
Total aggregate indebtedness	$ 800

Minimum net capital requirement (6 2/3% of $800)	$ 53
Minimum dollar net capital requirement	$ 25,000
Net capital requirement	$ 25,000
Excess net capital	$ 21,640
Excess net capital at 1000 percent	$ 46,560
Percent of aggregate indebtedness to net capital	2%

There are no material differences from the company's computation included in Part II of Form
X-17A-5.

Schedule II

Polynous Securities, LLC

As of December 31, 2008

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT
TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

An exception from Rule 15c3-3 is claimed based upon section (k)(2)(i), limited business.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

Not Applicable

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

The Management
Polynous Securities, LLC

In planning and performing our audit of the financial statements of Polynous Securities, LLC (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 – (continued)

and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dabo Zydd & Holland LLP

San Francisco, California
February 24, 2009